Sticker to Prospectus

The Prospectus for ICON Oil & Gas Fund-A L.P. (“Fund-A”) consists of (1) this sticker, (2) the Prospectus, dated July 10, 2012, (3) the Supplement No. 1, dated October 15, 2012, (4) the Supplement No. 2, dated December 21, 2012, (5) the Supplement No. 3, dated April 1, 2013, (6) the Supplement No. 4, dated May 15, 2013, (7) the Supplement No. 5, dated June 6, 2013, and (8) the Supplement No. 6, dated August 13, 2013, which (i) contains information related to the current status of the offering, (ii) updates certain information relating to compensation paid to certain affiliates of Fund-A and certain non-affiliates, (iii) provides additional disclosure regarding the proposed activities of Fund-A and provides certain information regarding prospects of Fund-A, (iv) updates certain information relating to the management personnel of Fund-A’s managing general partner, ICON Oil & Gas GP, LLC; and (v) updates certain financial information of Fund-A to June 30, 2013.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-177051-03

ICON OIL & GAS FUND-A L.P.

SUPPLEMENT NO. 6
DATED AUGUST 13, 2013

TO PROSPECTUS DATED
JULY 10, 2012

Summary

ICON Oil & Gas Fund-A L.P. (“Fund-A”) is providing you with this Supplement No. 6, dated August 13, 2013 (this “Supplement No. 6”), to update the Prospectus, dated July 10, 2012 (the “Prospectus”), as amended by Supplement No. 1, dated October 15, 2012 (“Supplement No. 1”), Supplement No. 2, dated December 21, 2012 (“Supplement No. 2”), Supplement No. 3, dated April 1, 2013 (“Supplement No. 3”), Supplement No. 4, dated May 15, 2013 (“Supplement No. 4”) and Supplement No. 5, dated June 6, 2013 (“Supplement No. 5”).  The information in this Supplement No. 6 supplements, modifies and supersedes some of the information contained in the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5.  This Supplement No. 6 forms a part of, and must be accompanied or preceded by, the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5.

The primary purposes of this Supplement No. 6 are to:

•	Describe the current status of the offering;

•	Update certain information relating to compensation paid to certain affiliates of Fund-A and certain non-affiliates;

•	Provide additional disclosure regarding the proposed activities of Fund-A and provide certain information regarding prospects of Fund-A;

•	Update certain information relating to the management personnel of Fund-A’s managing general partner, ICON Oil & Gas GP, LLC (the “Managing GP”); and

•	Update certain financial information of Fund-A to June 30, 2013.

Current Status of the Offering

The initial closing date for Fund-A was July 9, 2013, the date on which Fund-A had raised $2,000,000 and reached the minimum offering amount.  As of August 8, 2013, Fund-A had not raised the $10,000,000 minimum offering amount for the Commonwealth of Pennsylvania and the States of Tennessee, Texas and Ohio.  As of August 8, 2013, 87 limited partner interests have been sold to 21 limited partners and 144 investor general partner interests have been sold to 40 investor general partners, representing an aggregate of $2,301,020 of capital contributions to Fund-A.

Compensation Paid to Certain Affiliates and Certain Non-Affiliates

Through August 8, 2013, Fund-A paid or accrued the following sales commissions and fees in connection with its offering of limited partner interests and investor general partner interests (i) sales commissions to third parties in the amount of $151,068 and (ii) dealer-manager fees to an affiliated party in the amount of $67,081.  Through August 8, 2013, organizational and offering expenses in the amount of $1,857,283 were paid by the parent of the Managing GP on behalf of Fund-A. Organizational and offering expenses were paid entirely by the Managing GP on behalf of Fund-A prior to Fund-A achieving its minimum offering amount on July 9, 2013, following which, a portion of such expenses already paid, as well as a portion of ongoing organizational and offering expenses, will be incurred and paid by Fund-A.  These fees and expense reimbursements are described on pages 48 through 50 of the Prospectus.

Proposed Activities and Prospects

The third paragraph under the heading “Prospectus Summary—Investment Objectives” on page 2 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby replaced in its entirety with the following:

The Managing GP reserves the right to acquire projects that have existing oil and natural gas production and related infrastructure and/or obtain interests in projects in the form of a royalty, overriding royalty, production payment or other similar burden on production.  In such case, this could result in faster cash flow to the partnership’s investors, but also a reduction in up-front tax deductions.

The second sentence of the paragraph under the heading “Compensation” on page 48 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby replaced in its entirety with the following:

The amount of each item of compensation will depend on how many Projects in which the partnership participates, how many wells are drilled within each Project and how much of an interest in each of the wells is owned or held by the partnership.

The last sentence of the column titled “Method of Compensation” under the heading “Compensation—Compensation Related to the Operation of the Partnership” on page 51 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby replaced in its entirety with the following:

The partnership’s credit for its lease and/or other costs incurred for a Project will be proportionate to its interest in the Project.

The first sentence under the heading “Proposed Activities—Overview” on page 71 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby replaced in its entirety with the following:

The partnership has been formed primarily to enable investors to own working interests in oil and liquids-rich natural gas development wells.

The last paragraph under the heading “Proposed Activities—Overview” on page 71 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby replaced in its entirety with the following:

The Managing GP reserves the right to acquire projects that have existing oil and natural gas production and related infrastructure and/or obtain interests in projects in the form of a royalty, overriding royalty, production payment or other similar burden on production.  In such case, this could result in faster cash flow to the partnership’s investors, but also a reduction in up-front tax deductions.

The disclosure under the heading “Proposed Activities—Proposed Prospects—Barton Prospect—Barton County, Kansas” on page 78 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby amended by adding at the end thereof the following:

On July 4, 2013, a pilot well drilled by the operator within the Reagan formation of the Barton Prospect reached a total depth of 3,800 feet.  Based upon the initial evaluation of all information gathered from the pilot well, including well logs and surrounding geology, and in consultation with the operator, the Managing GP believes that there is potential for oil and gas production.  Accordingly, the Managing GP has determined to complete this well and commence installing production equipment.

The disclosure under the heading “Proposed Activities—Proposed Prospects—Davenport Prospect—Ness County, Kansas” on page 78 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby amended by adding the following as the second paragraph thereof:

On June 26, 2013, a pilot well drilled by the operator within the Cherokee formation of the Davenport Prospect reached a total depth of 4,299 feet.  The pilot well was successful in encountering multiple stacked Cherokee sand high-quality reservoir developments which had better reservoir quality than another producing well in the area, however, the reservoir appeared to have only 2 feet of possible oil production on top of 10 feet of water and oil, which would have limited our ability to economically produce from the primary target area. The Managing GP and operator intend to determine a more suitable location to drill a second well to maximize the hydrocarbons to be recovered from this prospect.  The pilot well was plugged and all related costs associated with this well were expensed as exploratory costs.

The second sentence of the last paragraph under the heading “Federal Income Tax Consequences—Limitations on Passive Activity Losses and Credits” on page 100 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby replaced in its entirety with the following:

However, because the partnership intends to own primarily “working interests,” as defined by the Code, in its wells, and Investor General Partners will not have limited liability under the Delaware Revised Uniform Limited Partnership Act until they are converted to limited partners, their deductions and any credits from the partnership will not be treated as passive deductions or credits under the Code before the conversion, unless they invest in the partnership through an entity which limits their liability.

  The last paragraph under the heading “Federal Income Tax Consequences—Limitations on Passive Activity Losses and Credits” on page 100 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby amended by adding the following as the last sentence thereof:

Investor General Partners will need to apply the general rules under Section 469 of the Code to determine whether the passive activity rules apply to partnership interests in assets other than “working interests” or when the partner’s form of ownership limits his or her liability.

The first sentence of the first paragraph under the heading “Summary of Participation Agreement and Operating Agreement” on page 131 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby replaced in its entirety with the following:

The partnership will enter into a Participation Agreement (including an attached operating agreement) with the operator for each Project in which it participates as a working interest owner.

Management

The disclosure under the heading “Management—Directors, Executive Officers and Key Personnel of the Managing GP” on pages 65 through 67 of the Prospectus, as amended by Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4 and Supplement No. 5, is hereby replaced in its entirety with the following:

The directors, executive officers and key personnel of the Managing GP as of the date of this prospectus are as follows:

Name	Age	Title
Michael A. Reisner	42	Co-Chief Executive Officer, Co-President and Director
Mark Gatto	40	Co-Chief Executive Officer, Co-President and Director
John Y. Koren	60	Managing Director
John Abney	61	Managing Director, Vice President and Senior Geologist
Paul A. Bryden	61	Vice President and Senior Geologist
Steven R. Hash	60	Vice President and Chief Engineer

Biographical information regarding the above directors, executive officers and key personnel of the Managing GP is set forth below.

Michael A. Reisner, Co-Chairman, Co-Chief Executive Officer and Co-President, joined ICON Capital in 2001. Mr. Reisner was formerly Chief Financial Officer of ICON Capital from January 2007 through April 2008. Mr. Reisner was also formerly Executive Vice President — Acquisitions of ICON Capital from February 2006 through January 2007. Mr. Reisner was Senior Vice President and General Counsel of ICON Capital from January 2004 through January 2006. Mr. Reisner was Vice President and Associate General Counsel of ICON Capital from March 2001 until December 2003. Previously, from 1996 to 2001, Mr. Reisner was an attorney with Brodsky Altman & McMahon, LLP in New York, concentrating on commercial transactions. Mr. Reisner received a J.D. from New York Law School and a B.A. from the University of Vermont.

Through his extensive experiences as a senior executive, including his time as chief financial officer of ICON Capital, Mr. Reisner brings business expertise, finance and risk assessment skills to the Managing GP and the partnership. Mr. Reisner’s prior position as a corporate attorney allows him to bring to the Managing GP and the partnership the benefit of his experience negotiating and structuring various investment transactions as well as an understanding of the legal, business, compliance and regulatory issues facing publicly registered limited partnerships.

Mark Gatto, Co-Chairman, Co-Chief Executive Officer and Co-President, joined ICON Capital in 1999 and was previously Executive Vice President and Chief Acquisitions Officer from May 2007 to January 2008. Mr. Gatto was formerly Executive Vice President — Business Development of ICON Capital from February 2006 to May 2007 and Associate General Counsel from November 1999 through October 2000. Before serving as Associate General Counsel, Mr. Gatto was an attorney with Cella & Goldstein in New Jersey, concentrating on commercial transactions and general litigation matters. From November 2000 to June 2003, Mr. Gatto was Director of Player Licensing for the Topps Company and, in July 2003, he co-founded ForSport Enterprises, LLC, a specialty business consulting firm in New York City, and served as its managing partner before re-joining ICON Capital in April 2005. Mr. Gatto received an M.B.A. from the W. Paul Stillman School of Business at Seton Hall University, a J.D. from Seton Hall University School of Law, and a B.S. from Montclair State University.

Through his broad experiences in business and corporate development, Mr. Gatto brings to the Managing GP and the partnership a unique business expertise as well as extensive financial and risk assessment abilities. Mr. Gatto’s service with ICON Capital provides him with a specific understanding of the Managing GP and the partnership, their operations, and the business and regulatory issues facing publicly registered limited partnerships.

John Y. Koren, Managing Director, serves as a special advisor to ICON on its Advisory Board and is a founder and co-managing partner of Hudson Partners Group, an advisor to alternative investment fund managers, which he co-founded in March 2007. From 2000 to March 2007, Mr. Koren was a Senior Managing Director of Bear, Stearns & Co. and co-head of the firm’s Private Funds Group. From 1991 to 1999, he was a partner in the Bear Stearns Fixed Income Sales Group, where he managed the Corporate Coverage department. He also managed the International group, the Emerging Markets group, and became Worldwide Corporate High Grade Product Manager. Previously, Mr. Koren ran the Corporate Coverage department at Morgan Stanley. Mr. Koren started his career on Wall Street with the Bank of Nova Scotia, where he rose to become Assistant Agent of their New York Agency. Following a successful tenure representing the Bank of Nova Scotia’s treasury and corporate services, he joined Singer Co. as Director of International Finance. From there, he went on to become the youngest Assistant Treasurer at Uniroyal Corporation. Mr. Koren holds a B.A. and an M.A. in Economics from Manhattanville College, where he has served as a Trustee. Mr. Koren will be dedicating his time, and the resources of his advisory firm, to the Managing GP on an as-needed basis.

John Abney, Managing Director, Vice President and Senior Geologist, joined the Managing GP in November 2011. Mr. Abney has been involved in all aspects of oil and gas project generation and development for the last 33 years. Prior to joining the Managing GP, Mr. Abney was a Senior Geological Consultant to Tangier Ltd., as well as a consulting geologist to various other oil and gas exploration and production companies, from March 2011 to October 2011 and to Millbrae Energy, LLC from its inception in August 2001 to February 2011. Prior to Millbrae, Mr. Abney worked with Surf Energy, Inc. as an independent petroleum geologist/landman from July 1979 to July 1982 and as a consulting petroleum geologist/landman from July 1985 until August 2001. Mr. Abney was also a landman with Energy Exchange Corporation from July 1983 to May 1985 and a landman with Vulcan Energy Corporation from July 1982 to July 1983. Mr. Abney is a certified Petroleum Geologist (AAPG 5657) by the American Association of Petroleum Geologists and an active member of the Tulsa Geological Society, the Oklahoma City Geological Society and the Society of Independent Professional Earth Scientists. Mr. Abney is also a board certified geologist in the State of Texas. Mr. Abney is also a member of the Oklahoma Well Log Library where he has served as a board member for the past 15 years. Mr. Abney received his B.S. in Geology from the University of Tulsa and a B.A. and M.P.A. from the University of Oklahoma. Mr. Abney will devote 90% of his time to the business and affairs of the Managing GP and 10% of his time to independent projects.

Paul A. Bryden, Vice President and Senior Geologist, joined the Managing GP in November 2011. Mr. Bryden has been working as a prospect generator and development geologist in the Mid-Continent region of the United States for the past 34 years. Since May 2010, Mr. Bryden has worked as an independent consulting petroleum geologist through his companies, Dagwood Energy, Inc. and PKB Royalty, LLC. From May 2006 to April 2010, Mr. Bryden was Chief Geologist for North American Petroleum Corp. USA. Mr. Bryden was previously a consulting petroleum geologist for Altex Energy Corporation from February 2003 to May 2006, where he was instrumental in planning and implementing the first horizontal Hunton well drilled in Oklahoma in 2001. Prior to Altex, Mr. Bryden was a consulting petroleum geologist for New Dominion, LLC from March 1997 to February 2003, where he was involved in the earliest stages of the development of the Hunton dewatering play. Mr. Bryden has been involved with the geological planning and implementation of over 70 horizontal Hunton dewatering wells since 2001 and over 100 vertical Hunton wells since 1997. Mr. Bryden is a Certified Petroleum Geologist (AAPG 4224) by the American Association of Petroleum Geologists and is a member of the Tulsa Geological Society, where he has served as a Councilor, Secretary and as Chairman of various committees. Mr. Bryden is also a past board member of the Petroleum Club of Tulsa and a member of the Oklahoma City Geological Society. Mr. Bryden received his B.S. in Geology from the University of Tulsa. Mr. Bryden will be devoting 90% of his time working for the Managing GP, and the other 10% will be devoted to Dagwood Energy, Inc. and PKB Royalty, LLC.

Steven R. Hash, P.E., Vice President and Chief Engineer, joined the Managing GP in November 2011. Mr. Hash is a Licensed Professional Engineer with expertise in well drilling, completion and production operations as well as property evaluation and acquisitions. Since August 1999, Mr. Hash has worked as an independent consulting engineer through his company, EXACT Engineering, Inc. EXACT is a full service, certified, petroleum engineering and consulting firm headquartered in Tulsa, Oklahoma for which Mr. Hash is President. EXACT has served over 200 client companies providing engineering expertise in both vertical and horizontal well construction and development, completion best practices and artificial lift methods. From October 1998 to July 1999, Mr. Hash was a Drilling and Production Manager for Spring Resources, Inc. Prior to that, Mr. Hash was a Drilling and Production Manager for Toklan Oil and Gas Corporation from March 1993 to September 1998 and a Manager of Operations for Geodyne Resources, Inc. from June 1979 to February 1993 in connection with its publicly registered PaineWebber-Geodyne Energy Income Programs. From March 1975 to May 1979, Mr. Hash worked as a Field Petroleum Engineer in Oklahoma and as Division Drilling Engineer for Texaco, Inc. (now owned by Chevron Corporation). Mr. Hash received his B.S. in Civil Engineering from Virginia Tech. He is an active member of the Society of Petroleum Engineers, the American Association of Drilling Engineers and the American Association of Petroleum Geologists. Mr. Hash will be dedicating his time, and the resources of his engineering consulting company, to the Managing GP on an as-needed basis.

Forward-Looking Statements

Certain statements within this Supplement No. 6 may constitute forward-looking statements. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. You can identify these statements by the use of words such as “may,” “will,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” “continue,” “further,” “seek,” “plan” or “project” and variations of these words or comparable words or phrases of similar meaning. These forward-looking statements include such things as (i) references to estimated recoverable reserves, (ii) references to estimated potential well counts and (iii) other similar matters.  These forward-looking statements reflect Fund-A’s current beliefs and expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties and other factors outside Fund-A’s control that may cause actual results to differ materially from those projected. Although Fund-A believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, Fund-A cannot assure investors that Fund-A’s expectations will be attained or that any deviations will not be material. Readers are cautioned that forward-looking statements speak only as of the date they are made and that, except as required by law, Fund-A undertakes no obligation to update these forward-looking statements to reflect any future events or circumstances. All subsequent written or oral forward-looking statements attributable to Fund-A or to individuals acting on its behalf are expressly qualified in their entirety by this section.

Certain Financial Information of ICON Oil & Gas Fund-A L.P.
for the Period Ended June 30, 2013

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Balance Sheets

	June 30, 2013	December 31, 2012
	(unaudited)
Assets
Current assets:
Cash	$1,001	$1,001
Total current assets	1,001	1,001
Property and equipment:
Oil and gas properties, successful efforts:
Unproved oil and natural gas properties	13,196	-
Prepaid drilling costs	20,448	-
Total property and equipment	33,644	-
Total assets	$34,645	$1,001

Partners' Equity

Partners’ equity:
Limited partner	$1,000	$1,000
Managing General Partner	33,645	1
Total partners' equity	$34,645	$1,001

See accompanying notes to financial statements.

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Statement of Operations
(unaudited)

Period from June 3, 2013 (Commencement
of Operations) through
June 30, 2013
Cost and expenses:
Exploratory costs	$19,767
Total expenses	19,767
Net loss	$(19,767)

Allocation of net loss:
Limited partner	$-
Managing General Partner	(19,767)
$(19,767)

See accompanying notes to financial statements.

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Statement of Changes in Equity

	Limited Partnership Interests	Limited Partner	Managing General Partner	Total Partner's Equity
Balance, December 31, 2012	1	$1,000	$1	$1,001
Capital contribution	-	-	53,411	53,411
Net loss	-	-	(19,767)	(19,767)
Balance, June 30, 2013 (unaudited)	1	$1,000	$33,645	$34,645

See accompanying notes to financial statements.

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Statement of Cash Flows
(unaudited)

Period from June 3, 2013 (Commencement of
Operations) through
June 30, 2013
Cash flows from operating activities:
Net loss	$(19,767)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Exploratory costs of unproved oil and natural gas properties	19,767
Net cash provided by (used in) operating activities	-
Cash flows from investing activities:
Investment in unproved oil and natural gas properties	(53,411)
Net cash used in investing activities	(53,411)
Cash flows from financing activities:
Proceeds from capital contribution by Managing General Partner	53,411
Net cash provided by financing activities	53,411
Net change in cash	-
Cash, beginning of period	1,001
Cash, end of period	$1,001

See accompanying notes to financial statements.

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2013
(unaudited)

1)  Description of Business

ICON Oil & Gas Fund-A L.P. (the “Partnership”) was formed on May 9, 2011 as a Delaware limited partnership. ICON Oil & Gas GP, LLC, a Delaware limited liability company (the “Managing GP”), is the managing general partner for the Partnership. The Partnership is offering investor general partner and limited partner interests (collectively, the “Interests”) on a “best efforts” basis with the intention of raising up to $200,000,000 of capital. The Partnership’s Registration Statement on Form S-1, as amended, was declared effective by the Securities and Exchange Commission (the “SEC”) on July 10, 2012. The Partnership raised the minimum of $2,000,000 on July 9, 2013 (the “Initial Closing Date”), at which time, the limited partners and investor general partners were admitted to the Partnership.

At any time prior to the time that the offering of Interests is terminated, the Partnership may, at its sole discretion, increase the offering to a maximum of up to $300,000,000 of capital, consisting of 30,000 Interests. The Partnership is currently in its offering period, which commenced on July 10, 2012 and is anticipated to end no later than July 10, 2014, unless the offering period is extended by the Managing GP.

The Partnership’s primary investment objectives are to (i) generate revenue from the production and sale of oil, natural gas and natural gas liquids, (ii) distribute cash to investors, and (iii) provide investors with tax benefits. The proceeds from the sale of Interests will be used to invest primarily in oil and liquids-rich natural gas development wells, principally “fluid management” projects, where hydrocarbons are known to be present, located in the Mid-Continent region of the United States, with the potential investment in properties located within other types of projects and/or in other geographic areas that the Partnership may, from time to time, identify as prospective.

The Partnership’s fiscal year ends on December 31.

2)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the SEC for Quarterly Reports on Form 10-Q. In the opinion of the Managing GP, all adjustments, which are of a normal recurring nature, considered necessary for a fair presentation have been included. These financial statements should be read together with the balance sheets and notes included in the Partnership's Annual Report on Form 10-K as of December 31, 2012. The results for the interim period are not necessarily indicative of the results for the full year.

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2013
(unaudited)

3)  Participation in Costs and Revenues

The Managing GP and investors in the Partnership will participate in certain costs (in excess of cumulative revenues) and revenues (in excess of cumulative costs), after deducting from the Partnership’s gross revenue the landowners' royalties and any other lease burdens.  Following the Managing GP’s capital contribution,(1) the Managing GP and investors in the Partnership will participate in costs and revenues as follows:

•	Drilling, equipment, lease and organizational and offering costs will be charged 1% to the Managing GP and 99% to the investors.

•	Administrative, direct and other costs will be charged 11% to the Managing GP and 89% to the investors.(2)

•	Production revenues and other proceeds will be credited 11% to the Managing GP and 89% to the investors.
(1) The allocation of costs and revenues assumes that the Managing GP makes a capital contribution equal to 1% of the total investor capital contributions and does not purchase any Interests.

(2) Production revenue otherwise allocable between the investors and the Managing GP is intended to be used to pay these costs. If, however, these costs exceed the Partnership’s production revenue, then in any given year the investors and the Managing GP may bear a percentage of these costs that differs from their share of the production revenue in that year, which share may vary from year to year under the Partnership’s limited partnership agreement. Other such costs also include the plugging and abandonment costs of the wells after their economic reserves have been produced and depleted. If the Managing GP pays for any portion of any of these costs, the Managing GP will receive a share of the Partnership’s revenues in the same percentage as such costs are paid by the Managing GP.

4)  Capital Contributions

The Managing GP made an initial capital contribution of $1 to the Partnership. In addition, ICON Investment Group, LLC, a Delaware limited liability company and affiliate of the Managing GP (“IIG”), made an initial capital contribution of $1,000 to the Partnership and was admitted as a limited partner on September 19, 2011. On June 4, 2013, the Managing GP made an additional capital contribution of $53,411 to fund the Partnership’s initial investment in two oil and gas prospects located in Kansas (described further in Note 5).  For the period ended June 30, 2013, all losses were allocated to the Managing General Partner as IIG’s capital contribution was intended to be returned.  On July 25, 2013, the Partnership returned the initial capital contribution of $1,000 to IIG.

5)  Oil and Gas Operations

The Partnership expects to partner with one or more oil and gas operators, in each case, subject to a participation agreement or other similar type of agreement. Each such agreement is generally expected to provide that the related operator will conduct and direct, and have full control of, all operations with respect to specified oil and natural gas prospects within one or more projects.

For working interests, each participation agreement is expected to continue in force so long as any of the oil and natural gas leases subject to such participation agreement remain or are continued in force as to the projects, whether by production, extension, renewal or otherwise. The operators will receive compensation, at competitive rates, for drilling and completing the Partnership’s wells pursuant to the related participation agreement. When the Partnership’s wells begin producing oil and/or natural gas in commercial quantities, the related operators may receive any or all of the following: (i) compensation equal to a percentage of certain costs, (ii) reimbursement at actual cost for all direct expenses incurred by the operator on behalf of the Partnership, (iii) well supervisory fees, at competitive rates, for maintaining and operating the wells during operations, and (iv) gathering fees, at competitive rates, for their services in gathering and transporting the Partnership’s oil and/or natural gas production.

On June 3, 2013, the Partnership acquired a 9% working interest in an undeveloped prospect in Barton County, Kansas (“Barton”), covering approximately 320 gross acres and a 9% working interest in an undeveloped prospect in Ness County, Kansas (“Davenport”), covering approximately 480 gross acres. Drilling operations commenced as of June 20, 2013 in these prospects.

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2013
(unaudited)

On June 26, 2013, a pilot well drilled by the operator within the Cherokee formation of the Davenport prospect reached its target depth.  The pilot well was successful in encountering multiple stacked Cherokee sand high-quality reservoir developments which had better reservoir quality than another producing well in the area, however, the reservoir appeared to have only 2 feet of possible oil production on top of 10 feet of water and oil, which would have limited the ability to economically produce from the primary target area. The Managing GP and operator intend to determine a more suitable location to drill a second well to maximize the hydrocarbons to be recovered from this prospect.  The pilot well was plugged and all related costs associated with this well were expensed as exploratory costs.

On July 4, 2013, a pilot well drilled by the operator within the Reagan formation of the Barton prospect reached its target depth.  Based upon the initial evaluation of all information gathered from the pilot well, including well logs and surrounding geology, and in consultation with the operator, the Managing GP believes that there is potential for oil and gas production.  Accordingly, the Managing GP has determined to complete this well and commence installing production equipment. As of June 30, 2013, the Partnership’s balance sheet includes a well-in-process in the amount of $10,326.

6)  Transactions with Related Parties

Pursuant to the terms of an administration agreement, the Partnership has engaged an affiliate, ICON Capital, LLC, a Delaware limited liability company formerly known as ICON Capital Corp. (“ICON Capital”), to, among other things, provide the Partnership with facilities, investor relations and administrative support. ICON Securities, LLC, a Delaware limited liability company formerly known as ICON Securities Corp. (“ICON Securities”), an affiliate of the Managing GP, will act as the dealer-manager for the offering of the Interests.

The Partnership has entered into certain agreements with the Managing GP, ICON Capital and ICON Securities, whereby the Partnership pays certain fees and reimbursements to these parties as follows:

•	ICON Securities is entitled to receive a 3% dealer-manager fee from the gross offering proceeds from the sale of the Interests.

•	The selling dealers are entitled to receive a sales commission of up to 7% of the gross offering proceeds, which sales commissions may be subject to reduction for certain large purchases of Interests.

•
The Managing GP will receive a management fee from the Partnership equal to the difference between the sum of (i) the dealer-manager fee, (ii) all sales commissions, and (iii) all organizational and offering costs and 15% of gross offering proceeds from the sale of Interests.

•
The Partnership will reimburse the Managing GP and its affiliates for their (i) administrative costs, (ii) direct costs, and (iii) other costs incurred on behalf of the Partnership in drilling and maintaining its wells.

 The Managing GP will receive a share of the Partnership’s revenues. The Managing GP’s revenue share will be in the same percentage that its capital contribution bears to the total capital contributions, plus an additional 10% of the Partnership’s revenues. The Managing GP will make a minimum capital contribution at least equal to 1% of total investor capital contributions. In addition, the Managing GP and its affiliates will be reimbursed for organizational and offering costs incurred in connection with the Partnership’s organization and offering of the Interests and administrative expenses incurred in connection with the Partnership’s operations.

Administrative expense reimbursements are costs incurred by the Managing GP or its affiliates that are necessary to the Partnership’s operations. These costs include the Managing GP’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to the Partnership, based upon the percentage of time such personnel dedicate to the Partnership. Excluded are salaries and related costs, office rent, travel expenses and other administrative costs incurred by individuals with a controlling interest in the Managing GP.

ICON Oil & Gas Fund-A L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2013
(unaudited)

7)  Subsequent Events

On July 25, 2013, the Partnership returned the initial capital contribution of $1,000 to IIG. During the period from July 10, 2012 through August 8, 2013, the Partnership sold 87 Interests to 21 limited partners and 144 Interests to 40 investor general partners, respectively, representing an aggregate of $2,301,020 of capital contributions. Investors from the Commonwealth of Pennsylvania and the States of Tennessee, Texas and Ohio will not be admitted until the Partnership raises total equity in the amount of $10,000,000, which has not yet been achieved. During the period from the Initial Closing Date through August 8, 2013, the Partnership paid or accrued the following commissions and fees in connection with the offering of Interests: (i) sales commissions to third parties in the amount of $151,068 and (ii) dealer-manager fees in the amount of $67,081 to ICON Securities. In addition, the Managing GP and its affiliates, on the Partnership’s behalf, incurred organizational and offering costs in the amount of $1,857,283 through August 8, 2013, of which the Partnership will not be responsible for paying any amount greater than 5% of gross offering proceeds.

S - 14